February 22, 2017

VIA EDGAR

Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	PolarityTE, Inc.
Registration Statement on Form S-1
Filed January 30, 2017
File No. 333-215816
Preliminary Proxy Statement on Schedule 14A
Filed February 6, 2017
File No. 000-51128

Dear Ms. Jacobs:

On behalf of PolarityTE, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) set forth in your letter, dated February 22, 2017 (the “Comment Letter”), regarding the above Proxy Statement (the “Proxy Statement”) and Registration Statement on Form S-1 (the “Initial Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment. Page and caption references in the text of this letter correspond to pages and captions in the Registration Statement.

Form S-1 Filed on January 30, 2017

PolarityTE, Inc.

Agreement and Plan of Reorganization, page 5

1.	You indicate that the “Seller” is expected to own approximately 50% of the issued and outstanding Common Stock … at closing,” upon conversion of each of the Series E Preferred Stock issued in the merger transaction, and each Series E share will have two votes for every share Common Stock convertible. Please revise to clarify the approximate voting power that the Mr. Denver Lough will have upon the consummation of your merger with PolarityTE NV.

Barbara C. Jacobs

United States Securities and Exchange Commission

February 22, 2017

Response:

The Company undertakes to add the below disclosure to both the Registration Statement and the Definitive Proxy Statement with respect to Dr. Lough’s ownership and voting power of Company securities:

“Upon closing of the Merger, Dr. Lough will be issued 7,050 shares of Series E Preferred Stock, which are convertible into an aggregate of 7,050,000 shares of Common Stock and which are entitled to 2 votes for every 1 share of Common Stock into which such shares of Series E Preferred Stock are convertible. Based on 4,250,617 shares of Common Stock outstanding, at closing, Dr. Lough will beneficially own approximately 62% of the issued and outstanding Common Stock (or 42% of the outstanding Common Stock on a fully diluted basis assuming full conversion of shares of outstanding preferred stock) and will own approximately 68.61% of the outstanding voting power (without regard to any ownership limitations with regards to holders of outstanding shares of Series A, B and C convertible preferred stock).”

Business, page 27

2.	Please revise to clarify your future plans for your legacy software and gaming business. While you reference the declining popularity of your games on page eight, it is unclear if you will seek to divest your existing software and gaming business, reallocate your resources primarily towards the skin rejuvenation assets, and/or whether you will continue to operate and invest in both business lines. For example, on page seven, we note that you raised $2,278,001 in a private placement on December 16, 2016, but it is unclear how these funds will be utilized.

Response:

The Company undertakes to add the below disclosure to both the Registration Statement and the Definitive Proxy Statement with respect to its existing software business and the use of proceeds of its $2.2 million financing:

“The Company currently has no plans or understandings to discontinue or divest its current existing software business although the Company has received inquirie\s from prospective purchasers of various assets and the business, including from Jesse Sutton, the former founder of the Company and third parties. The Company may determine to dispose of such business in whole or in part, or discontinue such business, and may reevaluate from time to time although presently 4 employees continue to be employed in direct activities related to such software business and administration and the Company is continuing to generate significant revenue from its sales of digital online games. The Company is diversifying its business model in an attempt to mitigate risk associated with focusing on one industry and increase the overall value of the Company for its shareholders.

Barbara C. Jacobs

United States Securities and Exchange Commission

February 22, 2017

In December 2016, the Company closed a private placement of its securities in which it received gross proceeds of approximately $2.2 million. The Company used the proceeds of this financing principally to purchase lab equipment to support its research and development activities related to regenerative medicine and tissue engineering activities, as well as for general working capital and administrative expenses associated with its other businesses. There is no restriction on the use of proceeds of the private placement and the Company may apply the remainder of its funds at the discretion of the Board of Directors and officers of the Company.”

PolarityTE NV, page 31

3.	You describe PolarityTE NV’s regenerative medicine and tissue engineering platform and its “launch product which is being prepared for clinical trials.” Please provide sufficient detail of the current operations of PolarityTE NV and provide a plan of operations or similar disclosure of the steps and funds necessary to bring your prospective product to market

Response:

The Company undertakes to add the below disclosure to both the Registration Statement and the Definitive Proxy Statement with respect to the plan of operation for its regenerative medical business:

“Through its regenerative medicine efforts, the Company is developing the proprietary tissue engineering platform invented by Dr. Denver Lough to translate regenerative products into clinical application. Preliminarily, the technological platform has demonstrated the potential capacity to grow fully functional tissue across the entire spectrum of the musculoskeletal and integumentary systems, including skin, muscle, bone, cartilage, peripheral nerve, fat, and fascia. Preliminary results indicate it has applications across solid organ and specialty tissue regeneration as well, including bowel, liver, kidney, and urethra. The product furthest in the development pipeline is an autologous (tissue from the patient themselves) skin regeneration construct, SkinTETM, to regenerate fully functional skin with all of its layers, including epidermis, dermis, hypodermis, and all appendages including hair and glands. SkinTETM is preparing for clinical testing and market entry, and targeting a global wound care market of $40 billion. The platform provides a pipeline of products to follow in parallel, with plans for serial clinical and market entry, and each addressing separate and similarly sized potential markets. The Company’s approach seeks to benefit from fewer regulatory and capital barriers to market entry, avoiding the long timelines associated with three phase trials and their associated costs seen with other competing technologies and therapeutics. The regenerative medicine business model being pursued takes advantage of the smaller regulatory hurdles, with streamlined product development from cell/tissue in vitro and ex vivo testing, to small and large animal preclinical models, manufacturing technology transfer, and ultimately clinical application and market entry occurring in a mapped out stepwise fashion for each product. Although skin regeneration and wound care is a robust market in and of itself, the platform technology provides a base that the Company believes will support a strategy to build a company that can diversify and grow continuously.”

Barbara C. Jacobs

United States Securities and Exchange Commission

February 22, 2017

Preliminary Proxy Statement on Schedule 14A Filed on February 6, 2017

General

4.	To the extent any of the above comments are relevant to your proxy statement, please revise as appropriate.

Response:

The Company is also including all proposed responses above in the Proxy Statement.

Financial Statements and Supplementary Data

5.	Tell us and disclose whether you will account for the acquisition of PolarityTE NV as an asset acquisition or as a business combination. Indicate whether PolarityTE NV is a business. We refer you to Article 11-01(d) of Regulation S-X and ASC 805-10-15. In this regard, clarify whether financial statements and pro forma information are required for this acquisition. We refer you to Rule 8-04 of Regulation S-X.

Response:

On December 1, 2016 we hired Dr. Denver Lough as Chief Executive Officer, Chief Scientific Officer and Chairman of our Board of Directors and Dr. Ned Swanson as Chief Operating Officer of the Company. Until their hiring both doctors were associated with Johns Hopkins University, Baltimore, Maryland, as full time residents.

The doctors lead the Company’s current efforts focused on scientific research and development and in this regard on December 1, 2016, the Company leased laboratory space and purchased laboratory equipment in Salt Lake City, Utah. Subsequent expenditures during January 2017 include $1.25 million for the purchase of microscopes for high end real-time imaging of cells and tissues required for tissue engineering and regenerative medicine research. The Company has added additional facilities, and established university and scientific relationships and collaborations in order to pursue its business. None of these activities were performed by Dr. Lough or Swanson prior to December 1, 2016 in connection with their university positions or privately.

Dr. Lough is the named inventor under a pending patent application for a novel regenerative medicine and tissue engineering platform filed in the United States and elsewhere. The Company believes that its future success depends significantly on its ability to protect its inventions and technology. Accordingly, the Company is seeking to acquire the pending patent application. Prior to December 1, 2016 no employees, consultants or partners engaged in any business activity related to the patent application and no licenses or contracts were granted related to the patent application, other than professional services related to preparation and filing of the patent. On December 1, 2016 Dr. Lough assigned the patent application as well as all related intellectual property to a newly-formed Nevada corporation, PolarityTE, Inc. (“Polarity NV”), and the Company entered into an Agreement and Plan of Reorganization (the “Agreement”) with Majesco Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company, Polarity NV and Dr. Lough.

Barbara C. Jacobs

United States Securities and Exchange Commission

February 22, 2017

As a result, at closing, the patent application would be owned by the Company through its wholly owned subsidiary without the need for further assignments or recordation with the Patent Trademark Office.

There was never any intent to acquire an ongoing business and no ongoing business was acquired. The asset is preserved in a stand-alone entity merely as a vehicle to provide the Company a seamless means to acquire the asset (a patent application) without undue cost, expense and time. Polarity NV has never had employees and therefore no employees will be acquired for the transaction.

The Company adopted ASU 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business, during the first quarter of fiscal 2017. In accordance with ASU 2017-01 we analyzed the above transaction as follows:

Step 1 - Is substantially all the fair value of the gross assets acquired concentrated in a single (group of similar) identifiable asset(s)? – The Company has a proposal to acquire a single intellectual property asset and no employees on the acquisition date.

Step 2 - Evaluate whether an input and a substantive process exists? Does the set have outputs? – The set does not yet have outputs, as Polarity NV’s intellectual property does not generate any revenue. Without outputs, the set requires employees that form an organized workforce with skills, knowledge, or experience to perform an acquired process that is critical to the ability to create outputs to qualify as a business. Polarity NV never has had any employees or workforce. On December 1, 2016, prior to any Polarity NV acquisition, the Company hired Denver Lough as its Chief Executive and Chief Scientific Officer and Edward Swanson as Chief Operating Officer (“COO”). Both of these executives were full-time employed by Johns Hopkins University and were not employed by Polarity NV. In December 2016, the Company established a clinical advisory board and added three members in December 2016 and three more in January 2017. Establishing the clinical advisory board and hiring a COO are critical to establishing at the Company for the first time a workforce that has the knowledge and experience to obtain regulatory approval of the Company’s intellectual property. Therefore, the proposal to acquire an intellectual property asset and no employees from Polarity NV on the acquisition date would not represent an organized workforce with the necessary skills and experience to create outputs that would be acquired from Polarity NV upon its ultimate acquisition date, following approval by stockholders and satisfaction of other conditions precedent to closing, which will not occur until at least March 2017.

Barbara C. Jacobs

United States Securities and Exchange Commission

February 22, 2017

Therefore, the acquisition does not meet the definition of a business under either step and as a result the company is not required to furnish financial statements in accordance with Article 11 of Regulation S-X

The Company hereby acknowledges that:

a.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

b.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c.	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (212) 930-9700 with any other questions.

Sincerely,

/s/ Harvey J. Kesner
Harvey J. Kesner
Sichenzia Ross Ference Kesner LLP

cc:	Dr. Denver Lough, CEO